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                        [LETTERHEAD OF THE UNION CORPORATION]






                                            December 24, 1997


Dear Stockholder:

    I am pleased to inform you that on December 22, 1997, The Union Corporation ("Union") entered into a Share Purchase Agreement and Plan of Merger (the "Merger Agreement") with Outsourcing Solutions Inc., a Delaware corporation ("OSI"), and Sherman Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of OSI ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all issued and outstanding shares of common stock, par value $.50 per share, of Union (the "Shares") at a cash price of $31.50 per Share. The Merger Agreement provides that, subject to fulfillment of certain conditions, following completion of the Offer, Purchaser will merge into Union, and Union, as the surviving corporation in the merger, will become a wholly-owned subsidiary of OSI. Pursuant to the Merger Agreement and subject to certain conditions therein, any Shares that are not acquired through the Offer will be converted into the right to receive in cash the same per share price paid in the Offer. As a result, Union will no longer be a public company and there will be no public market for shares of its stock.

    YOUR BOARD OF DIRECTORS BELIEVES THE OFFER IS FAIR TO, AND IN THE BEST INTEREST OF, UNION'S STOCKHOLDERS AND RECOMMENDS THAT UNION'S STOCKHOLDERS TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9, including the opinion of CIBC Oppenheimer Corp., financial advisor to Union.

    Additional information with respect to these transactions is contained in the enclosed Schedule 14D-9. Also enclosed herewith is the Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering Shares. These documents set forth in detail the terms and conditions of the Offer and provide instructions on how to tender Shares.
We urge you to read these materials carefully in making your decision with respect to tendering your Shares.


                                            Sincerely yours,

                                            MELVIN L. COOPER

                                            Chairman of the Board